S I M P S O N  T H A C H E R  &  B A R T L E T T  L L P

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-7433	dwilliams@stblaw.com
October 16, 2009

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Grupo Simec, S.A.B. de C.V. Form 20-F for Fiscal Year Ended December 31, 2008 Filed July 20, 2009, File No. 1-11176

Ladies and Gentlemen:

     On behalf of Grupo Simec, S.A.B. de C.V. (Grupo Simec) (the “Company”), we are writing to respond to the comments set forth in the Commission’s staff’s comment letter dated September 8, 2009 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company originally submitted on July 20, 2009, pursuant to the Securities Act of 1933, as amended.

     In addition, we are providing the following responses to the comments contained in the comment letter. For convenience of reference, we have reproduced below in italics the text of the comments of the Staff. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the fiscal year Ended December 31, 2008

Operating Results, page 49

1.	Please revise future filings to address the following:

  We note from your disclosure on page 16 that a significant portion of your sales are to the automotive industry. If changes in sales to this industry have a significant impact on your results, please present a specific, quantified discussion of such changes on a comparative basis.
  We note from your disclosure on page 16 that customers in the automotive industry continually seek price reductions. Please include a quantified discussion of the impact of these reductions on your operating results.
  We note that you experienced a significant decrease in sales during the six month period ended June 30, 2009. Please more fully discuss management’s expectations regarding future sale trends and any plans to address such trends.

S I M P S O N  T H A C H E R  &  B A R T L E T T  L L P

Mr. John Cash
Securities and Exchange Commission	- 2 -	October 16, 2009

Please address if and how any decreases in sales to a particular industry or on a consolidated basis may impact your liquidity.

In response to the Staff’s comment, the Company advises the Staff that it undertakes to address in future filings (i) the impact of changes in sales to the automotive industry, (ii) the impact of price reductions, (iii) management’s expectations regarding future sale trends (and any plans to address such trends) and (iv) the impact on liquidity of decreases in sales to a particular industry or on a consolidated basis, in each case if significant.

Critical Accounting Policies, page 58

2.

Please provide us and revise future filings to include a more specific and comprehensive discussion regarding your basis for determining that deferred tax assets will be realized in the future. In this regard, please include a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based on reasonably likely changes. Please also identify all the positive and negative evidence you considered in determining if a valuation allowance is necessary. Refer to paragraphs 23 and 24 of SFAS 109.

In response to the Staff’s comment, the Company advises the staff that in order to evaluate the recoverability of deferred tax assets, it considered whether the probability of not recovering all or a portion of them was more likely than not. The final realization of deferred tax assets depends on the generation of taxable profits in the periods when the temporary differences are deductible. Upon carrying out this evaluation, the Company considered the expected reversal of deferred tax liabilities, projected taxable profit and planning strategies. As part of its analysis, the Company also considered the impact of Mexico’s Flat-Rate Business Tax in the projected utilization of NOLs to determine which tax system (the regular income tax or the Flat Rate Business Tax) would be more likely to limit the realization of deferred tax assets. To the extent that the Flat Rate Business Tax did not limit recognition of deferred tax assets, the Company projected future taxable profits for a period of four years. Based on the Company’s evaluation, it determined the amount of deferred tax asset that is more likely than not to be realized in the future against those taxable profits, and it recorded an allowance for the deferred tax asset amount that it does not expect to recover in the future. Any deferred tax amounts which were not recovered in that time period or through the reversal of deferred tax liabilities had a valuation allowance provided for their realization.

To prepare its projected taxable profit and evaluate the realization of deferred tax assets the Company considered the following:

  Its history of tax asset realization

  Its history of profitability

S I M P S O N  T H A C H E R  &  B A R T L E T T  L L P

Mr. John Cash
Securities and Exchange Commission	- 3 -	October 16, 2009

Current and expected market and operating conditions. The deductible period of deferred tax assets

The key assumptions made in projecting the Company’s profitability are that, in general, business activity will be lower in 2009 than in 2008 and will recover somewhat in 2010. After that time, the Company anticipates that its revenues will grow at approximately 5% average per year until 2013. Assumptions used in the analysis considered the current market conditions in developing short and long-term growth expectations. In projecting its profits, the Company also considered the expiration year of its NOLs in accordance with the Mexican Income Tax Law. Based on the Company’s sensitivity analysis, it considered that a 10% decrease on its estimated revenues used to determine its projected taxable profit would not significantly affect the final realization of its net deferred tax asset recorded; because most of the deferred tax allowance results from its estimate that the Flat Rate Business Tax would be more likely to limit the realization of the NOL deferred tax asset. As positive evidence of the determination of the Company’s valuation allowance, it is important to mention that its net deferred tax amount is a liability. Therefore, the materialization of such liability will generate additional taxable profit, lowering the Company’s risk to fail to realize its deferred tax assets. The Company is not aware of any material negative evidence (such as those described in paragraph 23 in SFAS 109) beyond that described above which limits the recognition of a deferred tax asset.

The Company undertakes to describe its basis for determining the realization of deferred tax assets more specifically and comprehensively in future filings.

3.

Please provide us and revise future filings to include a more specific and comprehensive discussion of your impairment policy for goodwill. Reference SFAS 142. In this regard, please specifically address the following:

  A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based on reasonably likely changes.
  How the assumptions and methodologies used for valuing goodwill in the current year changed since the prior year, highlighting the impact of any changes.
  Quantitative information regarding any significant known trends.

  Any other material and useful information you gather and analyze regarding the risks and recoverability of goodwill.

In response to the Staff’s comment, the Company advises the Staff that in 2008, it recorded goodwill as a result of the Grupo SAN acquisition. Previous to this year, it did not record goodwill. In assessing the recoverability of its goodwill, the Company made assumptions regarding estimated future cash flows and other factors to determine its fair value. The impairment review process compares the fair value of the reporting unit in which goodwill resides (Grupo SAN) to its carrying value. The Company

S I M P S O N  T H A C H E R  &  B A R T L E T T  L L P

Mr. John Cash
Securities and Exchange Commission	- 4 -	October 16, 2009

estimated the reporting unit’s fair value based on a discounted future cash flow approach that requires estimating income from operations based on historical results adjusted for current operating conditions and discount rates based on a weighted average cost of capital from a market participant perspective. In order to estimate its cash flows used in its impairment computations, the Company considered the following:

  Its history of earnings
  Its history of capital expenditures
  The remaining useful lives of its primary assets
  Current and expected market and operating conditions.
  Its weighted average cost of capital

Based on the above information, the key assumptions made are that, in general, business activity will be lower in 2009 than in 2008 and will recover somewhat in 2010 After that time, the Company anticipates that revenues will grow at approximately 5% average per year until 2013. As part of its analysis, the Company considered that its weighted average cost of capital would be 16.5% for its Mexican operations and 11% for its U.S. operations. As of December 31, 2008, the estimated fair value of Grupo SAN exceeded its respective carrying value. Therefore, the Company determined there was no impairment of goodwill as of that date. Also, if the Company’s estimated discounted cash flows were to decrease 10% (either by an increase in its weighted average cost of capital or by a decrease in its estimated revenues) at its Grupo SAN reporting unit, its fair value would still exceed the value of its goodwill and therefore no impairment recognition would be required.

Additionally, as part of its impairment review process, the Company reconciled the aggregate fair value of the reporting units to its total market capitalization. The total premium of aggregate fair value to market capitalization was approximately 157 percent. The Company believes that a portion of this is due to the general economic environment, and this was corroborated by independent valuation analyses available to the public that suggested that the Company’s market capitalization as of December 2008 was significantly undervalued. An independent estimate obtained from an analyst report with respect to the Company’s stock indicated an implied control premium of approximately 41 percent. This implied control premium is consistent with recently observed control premiums. Assumptions used in the analysis considered the current market conditions in developing short and long-term growth expectations. The reconciliation includes such factors as historical and industry multiples, industry performance statistics and recent comparable transaction pricing among others.

The Company undertakes to describe its goodwill impairment policy more specifically and comprehensively in future filings

S I M P S O N  T H A C H E R  &  B A R T L E T T  L L P

Mr. John Cash
Securities and Exchange Commission	- 5 -	October 16, 2009

Item 15. Controls and Procedures
A. Disclosure Control and procedures, page 99

4.

Given the material weaknesses in internal control over financial reporting, discuss in reasonable detail the basis for management’s conclusion that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

In response to the Staff’s comment, the Company advises the Staff that its principal executive officer and principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a- 15(e)) as of December 31, 2008, have concluded that the Company’s disclosure controls and procedures were not effective as of such date, as expressed in Item 15(b). Item 15A of the Company’s amended 2008 Form 20-F will be revised as set forth on Appendix A hereto.

B. Management’s Annual Report on Internal Control over Financial Reporting, page 99

5.

In management’s report, include a statement that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on management’s assessment of the issuer’s internal control over financial reporting as required by Item 15(b)(4) of Form 20-F.

In response to the Staff’s comment, the Company advises the Staff that the effectiveness of the Company’s internal control over financial reporting, as of December 31, 2008, has been audited by Mancera, S.C., a member firm of Ernst & Young Global, an independent registered public accounting firm, as stated in their report which appears in Item 15C. Item 15B of the Company’s amended 2008 Form 20-F will be revised as set forth on Appendix B hereto.

6.	Revise your disclosure in the second sentence to conform to the language defining internal control over financial reporting in Rule 13a-15(f) under the Exchange Act.

In response to the Staff’s comment, the Company advises the Staff that the second sentence of Item 15B of the Company’s amended 2008 Form 20-F will be revised to conform to the language defining internal control over financial reporting in Rule 13a- 15(f) under the Exchange Act, as set forth on Appendix B.

D. Changes in Internal Control over Financial Reporting, page 102

7.

We note your disclosure that, “Except as described in Items 15B and 15C in this annual report, there were no changes in or internal control over financial reporting…”. Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the fiscal year that have

S I M P S O N  T H A C H E R  &  B A R T L E T T  L L P

Mr. John Cash
Securities and Exchange Commission	- 6 -	October 16, 2009

materially affected or are reasonably likely to materially affect, your internal control over financial reporting.

In response to the Staff’s comment, the Company advises the Staff that there was a change in its internal control over financial reporting during the period covered by the annual report of 2008 that materially affected, or was reasonably likely to materially affect, its internal control over financial reporting. Due to the Company’s continuing growth during the year ended December 31, 2008, the existing structure of its finance department became no longer sufficient to allow key supervision controls to function effectively with respect to its financial statement closing process, deferred taxes and business acquisitions processes. The Company’s management has determined that these deficiencies constitute a material weakness. Accordingly, the Company’s management has concluded that it did not maintain effective internal control over financial reporting as of December 31, 2008. Item 15D in the Company’s amended 2008 20-F will be revised as set forth on Appendix C hereto.

Item 19. Exhibits, page 105

8.

We note the disclosure that several of the exhibits have been previously filed. Please revise to indicate that you are incorporating these exhibits by reference and indicate the filing(s) from which you are incorporating by reference.

In response to the Staff’s comment, the Company advises the Staff that it will indicate in the index to the exhibits to its amended 2008 Form 20-F that (i) certain exhibits have been incorporated by reference and will also indicate the filings from which such exhibits have been incorporated by reference and (ii) certain other exhibits will be filed with such amended 2008 Form 20-F. The index to the exhibits of the Company’s amended 2008 20-F will be revised as set forth in Appendix D.

Exhibits 12.1 and 12.2

9.

Please file an amendment to your Form 20-F to include revised copies of these exhibits to provide the certifications in the exact form required by Form 20-F. Refer to paragraph 12 of the Instructions to Exhibits. In this regard, we note that you omitted from each exhibit the certifications regarding internal control over financial reporting set forth in paragraph (4), as well as the reference to internal control over financial reporting in the introduction to paragraph (4).

In response to the Staff’s comment, the Company advises the Staff that it will include in its amended 2008 Form 20-F revised Exhibits 12.1 and 12.2 in the forms attached as Appendixes E and F hereto.

S I M P S O N  T H A C H E R  &  B A R T L E T T  L L P

Mr. John Cash
Securities and Exchange Commission	- 7 -	October 16, 2009

Report of Independent Registered Public Accounting Firm, page F-2

10.

Your audit report indicates that your auditor conducted their audit “in accordance with auditing standards of the Public Company Accounting Oversight Board (United States)” however, Audit Standard No. 1 states that the auditor should conduct their audit “in accordance with the standards of the Public Company Accounting Oversight Board” since such standards also include practice standards. Please amend your filing to include a report from your independent accountant that complies with the requirements of Audit Standard No. 1.

In response to the Staff’s comment, the Company advises the Staff that it will include in its amended 2008 Form 20-F a revised audit report in the form attached as Appendix G hereto.

Note (19) Differences between Mexican financial reporting standards and United States accounting principles, page F-42

General

11.

We note your disclosure on a page F-13 that you consider a hedge instrument to be highly effective when changes in its fair value or cash flows of the primary position are compensated on a regular or cumulative basis by changes in fair value or cash flows of the hedging instrument in a range between 80% and 125%. Please tell us how you considered the guidance of SFAS 133 in determining that this range could be defined as highly effective for U.S. GAAP purposes.

In response to the Staff’s comment, the Company advises the Staff that it believes the FASB has been deliberately vague in providing guidance as to how much ineffectiveness is permitted before a hedge relationship can no longer be deemed “highly effective.” The Company considered that the FASB intended the term “highly effective” to be the same as the notion of “high correlation” used in Statement 80. Statement 80 did not specify what constitutes “high correlation.” Over time, in part in reaction to SEC commentary, the generally accepted standard range of 80% to 125% has been adopted by the major accounting firms.

The FASB has never voiced a view as to the exact range of dollar offset it would view as acceptable under Statement 133. Nevertheless, the Company believes that a range of 80% to 125% is acceptable, because it acknowledges symmetry of a whole dollar offset. For example, if the change in fair value of a derivative is $80, and the offsetting change in fair value of the hedged item is $100, the dollar offset ratio is 80%. If the change in fair value of a derivative is $100 and the offsetting change in fair value of the hedged item is $80, the dollar-offset ratio is 125%. The Company believes that both scenarios should meet the Statement 133 standard of “highly effective” because they are symmetrical in whole dollar terms, albeit not in percentage terms. The AICPA has also adopted this view in its Audit Guide for Derivatives and Hedging, Chapter 3.35.

S I M P S O N  T H A C H E R  &  B A R T L E T T  L L P

Mr. John Cash
Securities and Exchange Commission	- 8 -	October 16, 2009

Based on the information provided, the Company concluded that the use of the 80%-125% range is generally accepted and does not constitute a difference from U.S. GAAP.

Statement of cash flows, page F-49

12.	Please explain how you determined it is appropriate to classify changes in your long-term inventory and other non-current assets in cash flows from investing activities. Reference SFAS 95.

In response to the Staff’s comment, the Company advises the Staff that in 2008 the change in other non-current assets corresponds mainly to the cash paid to acquire companies with NOLs. Therefore, the Company considered that these cash flows are properly presented as part of investing activities based on the guidance of SFAS 95. In previous years there were very minor changes in this caption. Regarding the changes in the Company’s long-term inventory, it considered this to be properly classified as cash paid to acquire other productive assets; however, the effect on changes in long-term inventories is not significant and classifying it as part of the operating activities would not represent a material change in the Company’s cash-flow information.

Goodwill and intangibles, page F-48

13.

We note your references to an independent valuation analysis and independent estimates of your market capitalization. Please tell us the nature and extent of the involvement of third parties and tell us whether you believe they are acting as experts as defined in the Securities Act of 1933.

In response to the Staff’s comment, the Company advises the Staff that its disclosure in Note 19 mentions that as part of its impairment analysis it corroborated its conclusion that its market capitalization as of December 31, 2008 was significantly undervalued with an independent valuation analysis that was publicly available that suggested its market capitalization at that date was undervalued. The independent valuation analysis was obtained from an analyst report with respect to the Company’s stock. The Company did not engage the specialist and does not believe that such specialist was not acting as an expert as defined in the Securities Act of 1933.

14.	Please revise future filings to disclose goodwill by reportable segment. Reference paragraph 45 of SFAS 142.

In response to the Staff’s comment, the Company advises the Staff that it undertakes to disclose goodwill by reportable segment in future filings.

S I M P S O N  T H A C H E R  &  B A R T L E T T  L L P

Mr. John Cash
Securities and Exchange Commission	- 9 -	October 16, 2009

General

1. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings;

  the company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     In response to the Staff’s comment, the Company will provide with its amended 2008 Form 20-F, on its letterhead, the requested management representations in the form attached as Appendix H hereto.

     Upon receipt of clearance from the Staff with respect to the foregoing, the Company intends to file promptly an amended 2008 Form 20-F reflecting the modifications referred to above. Please call me (212-455-7433) with any questions you may have regarding the above responses.

Very truly yours,

David L. Williams

cc: José Flores Flores

Appendix A

Item 15. Controls and Procedures

A. Disclosure Control and Procedures

     Our principal executive officer and our principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were not effective.

Appendix B

B. Management’s Annual Report on Internal Control over Financial Reporting

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Rule 13a-15(f) defines internal control over financial reporting as “a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

1.	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

2.	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

3.	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements.”

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

     Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on its assessment and those criteria, our management identified the following weakness in our internal control over financial reporting.

     Pursuant to Exchange Act Rule 13a-15(d) or 15d-15(d), our assessment did not include the internal controls of the subsidiaries included in the combined financial statements of Corporación Aceros D.M., S.A. de C.V. and affitiliates, which are included in our 2008 consolidated financial statements. These subsidiaries were acquired in May 2008 and they constituted Ps. 3,707,828 (thousands) and Ps. 2,540,272 (thousands) of total and net assets, respectively, as of December 31, 2008 and Ps. 2,871,090 (thousands) and Ps. 503,070 (thousands) of revenues and net income, respectively, for the year then ended.

     Due to our continuing growth during the year ended December 31, 2008, the current structure of our finance department became no longer sufficient to allow key supervision controls to function effectively with respect to our financial statement closing process, deferred taxes, and business acquisitions processes. Our management has determined that these deficiencies constitute a material weakness. Accordingly, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2008.

     The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, has been audited by Mancera, S.C., a member of Ernst & Young Global, an independent registered public accounting firm which also audited the financial statements included in the annual report.

Appendix C

D. Changes in Internal Control Over Financial Reporting

     Due to our continuing growth during the year ended December 31, 2008, the current structure of our finance department became no longer sufficient to allow key supervision controls to function effectively with respect to our financial statement closing process, deferred taxes, and business acquisitions processes. Our management has determined that these deficiencies constitute a material weakness. Accordingly, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2008.

Appendix D

Item 19. Exhibits

     Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item
1.1	Amended and Restated By-laws (estatutos sociales) of the registrant, together with an English translation.*

8.1	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.

10.1	Stock Purchase Agreement by and Among PAV Republic, Inc., The Shareholders of PAV Republic, Inc., SimRep Corporation and Industrias C.H., S.A. de C.V.*

10.2	2007-2008 Rounds Supply Agreement by and Between Republic, Inc. and United States Steel Corporation.*

10.3	Stock Purchase Agreement, dated as of February 21, 2008, among the Sellers (as defined therein) and Grupo Simec, S.A.B. de C.V. relating to the acquisition of 100% of the shares of Grupo San.

12.1	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of principal financial officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

13.1	Certifications of chief executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, File No. 333-138239.

Appendix E

Exhibit 12.1

Annual Certifications

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

        I, José Flores Flores, certify that:

        1. I have reviewed this Amendment No. 1 to the annual report on Form 20-F of Grupo Simec, S.A.B. de C.V.;

        2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

        3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

        4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as de3fined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

        (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with general accepted accounting principles;

        (c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        (d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

        5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

        (a) All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

        (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: October __, 2009

By:

José Flores Flores Chief Financial Officer

Appendix F

Exhibit 12.2

Annual Certifications

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

        I, Luis Garcia Limón, certify that:

        1. I have reviewed this Amendment No. 1 to the annual report on Form 20-F of Grupo Simec, S.A.B. de C.V.;

        2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

        3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

        4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as de3fined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

        (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with general accepted accounting principles;

        (c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        (d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

        5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

        (a) All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

        (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: October __, 2009

By:

Luis Garcia Limón Chief Executive Officer

Appendix G

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Grupo Simec, S.A.B. de C.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Grupo Simec, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income and changes in stockholders’ equity for each of the three years in the period ended December 31, 2008, the related consolidated statement of cash flows for the year ended December 31, 2008, and the related consolidated statement of changes in financial position for each of the two years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the combined financial statements of Corporación Aceros D.M., S.A. de C.V. and affiliates, acquired by the Company on May 31, 2008, which statements reflect total combined assets of Ps. 3,707,828 (thousand), as of December 31, 2008, and total combined revenues of Ps. 2,871,090 (thousand), for the seven month period then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Corporación Aceros D.M., S.A. de C.V. and affiliates, is based solely on the report of the other auditors.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and cash flows for the year ended December 31, 2008, and the consolidated results of their operations and changes in their financial position for each of the two years in the period ended December 31, 2007, in conformity with Mexican financial reporting standards, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 19 to the consolidated financial statements).

As disclosed in Note 2 to the accompanying consolidated financial statements, during 2008, the Company adopted Mexican Financial Reporting Standard (“MFRS”) B-2 Statement of Cash Flows, MFRS B-10 Effects of Inflation, MFRS D-3 Employee Benefits, and certain other MFRS. The application of all of these standards was prospective in nature.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Grupo Simec, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 10, 2009, expressed an adverse opinion on the effectiveness of internal control over financial reporting.

Mancera, S.C. A Member Practice of Ernst & Young Global

C.P.C. Humberto Valdes Mier

Guadalajara, Jalisco, México
July 10, 2009

Appendix H

GROUP SIMEC, S.A.B. DE C.V.
Av. Lázaro Cárdenas No. 601, Edificio A, 2do. Piso
Colonia La Nogalera, C.P. 44440
Guadalajara, Jalisco, México
Tels. (33) 3770 6734 y (33) 3770 6740

October __, 2009

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Grupo Simec, S.A.B. de C.V. Form 20-F for Fiscal Year Ended December 31, 2008 Filed July 20, 2009, File No. 1-11176

Ladies and Gentlemen:

     In response to the Commission’s staff’s comment letter dated September 8, 2009 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of Grupo Simec, S.A.B. de C.V. (Grupo Simec) (the “Company”), originally submitted on July 20, 2009, pursuant to the Securities Act of 1933, as amended, the Company confirms its acknowledgment, in connection with its responses to the comment letter that:

     1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

     3. the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

GRUPO SIMEC, S.A.B. de C.V.

By:

Luis Garcia Limón
Chief Executive Offier